SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 9, 2006 relating to the Registrant’s audited results for the financial year ended December 31, 2005.

1.2	Press Release dated March 9, 2006 relating to the Registrant’s results for the financial year ended December 31, 2005 and key performance indicators for the quarter ended December 31, 2005.

1.3	Announcement dated March 9, 2006 relating to the Registrant’s key performance indicators for the quarter ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER

HIGHLIGHTS

	2005 HK$’ millions		2004 HK$’ millions
			(Restated)
Continuing operations:
Turnover		24,356		14,845
Operating profit/(loss) before disposal of investments and others		2,083		(144)
Profit before taxation		636		479
(Loss)/profit for the year		(150)		240
Loss attributable to equity holders of the Company		(768)		(30)
(Loss)/earnings per share attributable to equity holders of the Company:
- continuing operations	HK$	(0.09)	HK$	0.01
- discontinued operations	HK$	(0.08)	HK$	(0.01)

• Mobile customers continue to grow rapidly and now exceed 20 million
• 3G customers in Hong Kong over 500,000
• Strong growth in India underlies 39% increase in mobile customers in 2005
• Turnover increased by 64% to HK$24.4 billion
• Profit from operating activities over HK$2.0 billion compared to a small loss last year
• Profit before taxation increases 33%

CHAIRMAN’S STATEMENT

2005 was an important year for Hutchison Telecom. The Group strengthened its position in India through the acquisition of three licence areas from BPL and expansion into the growth opportunities offered in Indonesia and Vietnam, positioning Hutchison Telecom as one of the leading mobile operators in emerging growth markets. At the end of 2005 we announced a strategic alignment with Orascom Telecom and I am delighted to welcome to the board Naguib Sawiris and Aldo Mareuse.

We have built an excellent group of businesses in several dynamic markets that we are confident will drive the Group’s growth. 2006 will be a year of continued investment to establish or further strengthen our position and take advantage of the opportunities these markets provide.

Results

Turnover from continuing operations increased to HK$24.4 billion in 2005, an increase of 64.1% from HK$14.8 billion in 2004. Operating profit from continuing operations before disposal of investments and others was HK$2,083 million compared to a loss of HK$144 million in 2004. The loss for the year was HK$150 million compared to a profit of HK$240 million in 2004, which included a gain on disposal of HK$1,300 million.

Losses attributable to equity holders for the year were HK$768 million after a loss of HK$352 million from discontinued operations. Loss from continuing operations was HK$416 million or HK$0.09 per share.

The Company did not declare any dividends for the year ended 31 December 2005.

New and Revised Accounting Standards

During 2005, the Group changed certain accounting policies following its adoption of new or revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are effective for accounting periods commencing on or after 1 January 2005. The adoption of Hong Kong Financial Reporting Standards is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy objective of full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board.

The adoption of the new Hong Kong Financial Reporting Standards from 1 January 2005 resulted in a decrease in opening reserves as at 1 January 2005 by HK$437 million and a loss to equity holders of the Company for the year ended 31 December 2005 of HK$154 million (2004 - HK$102 million).

Significant Transactions

During the year the Group completed a number of significant transactions to strategically position the business.

The buy back of shares by Partner Communications Company Ltd (“Partner”) in Israel lifted the Group’s equity interest to 52.2% from 42.9%, resulting in the consolidation of Partner as a subsidiary of the Company beginning in April 2005. This had a material impact on the Group’s financial results, increasing turnover by HK$6.6 billion in the last nine months of 2005.

The Group also privatised Hutchison Global Communications Holdings Limited (“HGCH”), the Group’s Hong Kong fixed-line business. This transaction streamlined the reporting procedures for Hutchison Telecom and created one cohesive and strategically aligned telecommunications company in Hong Kong.

In September 2005, Hutchison Telecom announced the proposed acquisition by Hutchison Essar Limited (“Hutchison Essar”), its telecommunications operator in India, of BPL Mobile Communications Limited (“BPL Mumbai”) and BPL Mobile Cellular Limited (“BPL Cellular”). BPL Mumbai is a leading telecommunications service provider in Mumbai, while BPL Cellular operates in three service areas - Maharashtra, Tamil Nadu and Kerala where the Group previously did not have operations. The acquisition of BPL Cellular was completed on 2 January 2006 whilst the completion of BPL Mumbai is still subject to regulatory approval.

Hutchison Telecom also announced that Hutchison Essar has entered into a conditional agreement to acquire Essar Spacetel Limited, a company applying for telecommunications services licences in the remaining seven service areas in India to give Hutchison Essar national coverage.

Finally, one of our strategies is to exit markets where we do not have ambitions for growth. In line with this approach, in July 2005 we completed the sale of our operations in Paraguay.

Operations

Group Review

Turnover for the year from continuing operations was HK$24.4 billion, reflecting the strong growth in our customer base and sustained performance of the average revenue per customer. Most of the Company’s subsidiaries reported increased turnover in 2005, with particularly strong growth in India. Excluding the first time consolidation of Partner as a subsidiary, underlying turnover growth from continuing operations was 19.5%.

India contributed 41.0% of Group turnover, whilst Israel contributed 27.1%, Hong Kong contributed 24.8%, Thailand contributed 4.3%, and other segments contributed 2.8%.

Earnings before interest, taxation, depreciation and amortisation (“EBITDA”) from continuing operations increased to HK$6,450 million and EBITDA margin improved to 26.5%. Margins improved as our business continued to grow in scale. By year-end, our consolidated customer base increased to 16.9 million customers worldwide and I am pleased to report that the customer base now exceeds 20 million. Several of our early stage operations in India started to make a positive contribution to EBITDA and helped improve margins. In addition, the steps taken to reduce the loss before interest, tax, depreciation and amortisation (“LBITDA”) in Thailand made a positive impact on EBITDA growth.

The Group’s operating profit before disposal of investments and others increased to HK$2,083 million profit in 2005 from HK$144 million loss in 2004. Despite an increase in depreciation and amortisation due to higher levels of investment and the amortisation of intangibles arising from the step up acquisition of Partner, operating profit from continuing operations increased to HK$2,240 million.

Net interest expense increased to HK$1,604 million from HK$1,015 million in 2004, mainly attributable to the first time consolidation of Partner’s debt and increased debt following investments in our operations.

Profit before taxation from continuing operations increased to HK$636 million. Current and deferred taxes were HK$434 million resulting in profit for the year from continuing operations of HK$202 million.

The Group recorded a loss from discontinued operations of HK$352 million resulting from the sale of the Group’s operations in Paraguay.

As a result of the foregoing, the loss for the year was HK$150 million.

Operations Review

India

We are one of the leading operators in India and in 2005 we made progress both organically and through acquisition to position our business to become one of the major telecommunications companies in the country.

India’s mobile market continued to grow at a rapid pace and now provides service to over 65 million customers which is less than 8.0% of the total population. In 2005, we added 4.3 million new customers, taking our customer base up to 11.4 million as at the year-end. BPL separately reported 2.9 million customers as at the end of 2005. The growth which has been replicated across the market, has largely been in the prepaid segment as the introduction of new tariff plans and realignment of existing plans fuelled a significant increase in the market.

Turnover increased by 40.9% to HK$9,996 million which mirrored the strong growth in the customer base resulting from accelerated investment in coverage and realignment of prepaid tariff plans. EBITDA increased to HK$3,237 million, an increase of 47.1% from 2004, and the EBITDA margin increased to 32.4% as we recorded improved margins in Andhra Pradesh, Chennai, Haryana and Rajasthan, in particular. As a result of this strong operating performance, operating profits increased by 87.2% to HK$2,516 million.

We continue to invest to expand our operations in India. In 2005, capital expenditure was HK$2,744 million, compared to HK$2,463 million in 2004 as we continued to reap the benefits of reduced pricing on network related expenditure. We have been adding over 1,600 new cell sites over the last quarter in 2005 and have expanded our coverage of the country to 45% of the population in the licence areas covered. We will continue to extend our coverage in India during 2006 through increased investments.

Indonesia

During 2005, we made a strategic investment to enter the Indonesian mobile market, a market that we view as one of the key markets for growth in Asia.

In July 2005, we acquired a 60% stake in PT. Hutchison CP Telecommunications, a company with both 2G and 3G nationwide spectrum. With our partner, the CP Group of Indonesia, and our network supplier, Siemens, we commenced network rollout in 2005 and expect to launch commercial services during the second half of 2006.

The market fits our investment criteria of offering nationwide spectrum with a migration path to the advanced data services offered by 3G. It is a sizable market of over 217 million people and a penetration level below average for the region. With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth businesses in the years to come.

Vietnam

In February 2005, we received an investment licence to engage in a business cooperation agreement with Hanoi Telecommunications Joint Stock Company to build, develop and operate a nationwide mobile telecommunications network in Vietnam.

Vietnam offers a unique opportunity to bring our brand of mobile services to a market with considerable growth potential. With our supplier, Nortel, we are currently building a nationwide CDMA network and expect to launch commercial service sometime in the second half of 2006.

Together with India and Indonesia, we believe Vietnam will provide the Group with the opportunity to deliver strong growth in our future operations.

Hong Kong and Macau

We made great strides during the year to streamline and integrate our fixed-line and mobile businesses in Hong Kong in the face of increasing competition. Difficult decisions were made to improve our financial performance amid the increasingly aggressive environment in both the fixed-line and mobile markets. Measures included the outsourcing of certain functions and a reduction in total staff and we realised the benefits of these measures through an improvement in the financial performance and organisational efficiency of the business.

Hong Kong reported combined turnover of HK$6,041 million and accounted for 24.8% of the Group’s turnover. EBITDA increased 42.0% to HK$1,465 million.

Our mobile business in Hong Kong is the leading 3G operator and one of the largest mobile operators in the market. In 2005, we continued our push to bring 3G services to Hong Kong and now have a 3G customer base in excess of 500,000, which continues to deliver a premium revenue stream, helping to grow our revenues in the face of market penetration level in excess of 100%.

Despite intense competition, turnover increased 3.3% to HK$3,837 million, driven by the growing 3G customer base and higher average revenue per user associated with 3G services. EBITDA was HK$769 million, a welcome recovery from HK$362 million in 2004 as the cost initiatives started to show benefit and due to the absence of one-off charges. The EBITDA margin improved to 20.0% in 2005 from 9.7% in 2004. Operating loss for the year was HK$421 million compared to HK$523 million in 2004, an improvement of 19.5%.

Capital expenditure fell to HK$415 million from HK$557 million in 2004.

During 2005, we privatised HGCH which allowed us to further integrate the fixed-line and mobile businesses in Hong Kong.

Turnover for the fixed-line telecommunications business totalled HK$2,204 million, an increase of 17.9% over 2004, as we saw strong growth in international direct dialling, residential broadband and the international and local data business. EBITDA increased to HK$696 million despite incurring one-off charges relating to privatisation and restructuring compared to HK$670 million in 2004 as the cost initiatives started to show benefit. Operating profit was HK$78 million as compared to HK$194 million in 2004 after deducting the one-time gain of HK$1,300 million in 2004. The Group incurred high levels of amortisation as a result of amortising over the enforceable customer contract period.

Capital expenditure was HK$425 million, 39.6% lower than in 2004. This was a result of the completion of the core network infrastructure which now passes in excess of 1.3 million homes.

Israel

In April 2005, Partner completed a buy back of its own shares increasing the Group’s interest to over 52% and resulting in Partner becoming a consolidated subsidiary. Partner is and remains an integral part of the Hutchison Telecom Group.

Following its consolidation in April 2005, Partner accounted for 27.1% of the Group’s turnover in 2005. Had Partner been consolidated for the full year it would have represented 33.0% of Group turnover on a pro forma basis.

In 2005, the reduction of the interconnect tariffs in Israel by 29.0% posed a great challenge. Partner successfully mitigated the impact and achieved its goal of maintaining EBITDA at the level of 2004 by restructuring tariffs and customer offerings and by reducing costs.

The 3G network was launched towards the end of 2004, and today over 118,000 customers are already enjoying the wide range of 3G services Partner offers. The 3G network roll-out has also continued and has now achieved near-full population coverage. Like our business in Hong Kong, the average 3G customer delivers a premium revenue stream to support our revenue in the face of market penetration levels in excess of 100%.

Partner’s total net customers growth in 2005 was around 189,000, demonstrating the ability to continue to grow its business in a highly competitive market. Partner’s customer base has now reached approximately 2.5 million customers, the equivalent of an estimated 32% market share.

The turnover contribution from Partner for the 9 months ended 31 December 2005 was HK$6,612 million with EBITDA of HK$1,981 million and operating profit of HK$827 million. In addition, the Group reported HK$88 million profit under the equity accounting method for the 3 months ended 31 March 2005.

Capital expenditure amounted to HK$531 million for the 9 months ended 31 December 2005.

Thailand

By taking decisive action to control costs, our operations in Thailand moved closer to EBITDA breakeven, becoming EBITDA positive on a monthly basis by the end of the year. Despite an extremely difficult operating environment we were able to overcome the challenges and we are confident the business is now on a strong base.

Turnover was HK$1,045 million, whilst LBITDA improved from HK$233 million in 2004 to HK$15 million in 2005. We launched a number of initiatives in 2005, including restructuring the organisation and entering into managed services agreements for both the network maintenance and IT operations, which resulted in a positive EBITDA for the last quarter of the year and is expected to have a positive impact in 2006. The operating loss decreased to HK$544 million compared to HK$1,079 million in 2004.

The customer base increased by 19.0% to 732,000.

Capital expenditure reduced to HK$282 million from HK$876 million in 2004 as we reached the end of the roll out phase of the network build-out.

Others

During 2005 we refocused our business in Sri Lanka, boosting our investment nearly six-fold in 2004. This reflects our confidence in the market’s potential and the opportunity that exists to grow the business.

We also increased our capital investment in the Group’s business in Ghana and we are excited to see the opportunities for growth that this market offers in 2006.

Following the privatisation of HGCH, we now report its subsidiaries, Vanda Systems & Communications Limited, the IT solutions business, and PowerCom Network Hong Kong Limited (“PowerCom”), a provider of internet access and communication services, separately to properly reflect the telecommunications and non-telecommunications portion of the businesses.

Operating losses increased to HK$304 million after including the corporate office expenses and operating losses from Ghana and PowerCom.

Outlook

The coming year is expected to be a year of substantial investment for the Group. We anticipate investing in the order of HK$13.5 billion to HK$14.5 billion in capital expenditure to expand our operations. Much of the investment will be in India where we have earmarked between HK$9 billion and HK$10 billion to double the size of the network. This will be used not only to expand the existing operations but will also be invested in the operations acquired through BPL. We plan to invest in operations upon completion of the licence applications in the remaining areas where we presently do not operate and we will add more backbone capacity.

We plan to invest in aggregate HK$2.0 billion to HK$3.0 billion in Indonesia and Vietnam during 2006. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the remainder of our businesses.

Our depreciation and amortisation charge will be higher in 2006 reflecting this higher level of investments.

We remain confident of double-digit mobile customer growth that will again lead to double-digit turnover growth. We expect this to support an improvement in the Group’s consolidated EBITDA and EBITDA margins although it will be offset partially by the planned commencement of operations in Indonesia and Vietnam in 2006, as start up costs make an impact on the Group. Overall we consider that the Group is well positioned in 2006 to take advantage of the opportunities in its respective markets.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 9 March 2006

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	For the year ended 31 December
		2004 HK$ millions		2005 HK$ millions		2005 US$ millions
		(Restated)
Continuing operations:
Turnover	3,4		14,845		24,356		3,143
Cost of inventories sold			(1,373)		(2,331)		(301)
Staff costs			(1,586)		(2,319)		(299)
Depreciation and amortisation	4		(3,117)		(4,367)		(563)
Other operating expenses			(8,913)		(13,256)		(1,710)

Operating (loss)/profit before disposal of investments and others	4		(144)		2,083		270
Share of results of associated companies			338		86		11
Profit on disposal of investments and others	5		1,300		71		9

Operating profit			1,494		2,240		290
Interest and other finance costs, net			(1,015)		(1,604)		(207)

Profit before taxation			479		636		83
Current taxation charge	6		(105)		(229)		(30)
Deferred taxation charge	6		(80)		(205)		(26)

Profit for the year from continuing operations			294		202		27

Discontinued operations:
Loss from discontinued operations			(54)		(352)		(45)

Profit/(loss) for the year			240		(150)		(18)

Attributable to:
Equity holders of the Company:
- continuing operations			24		(416)		(54)
- discontinued operations			(54)		(352)		(45)

			(30)		(768)		(99)
Minority interest - continuing operations			270		618		81

			240		(150)		(18)

Dividends	7		—		—		—

Earnings/loss per share from continuing operations attributable to the equity holders of the Company during the year:	8
- basic		HK$	0.01	HK$	(0.09)	US$	(0.01)

- diluted		HK$	0.01	HK$	(0.09)	US$	(0.01)

Loss per share from discontinued operations attributable to the equity holders of the Company during the year:	8
- basic		HK$	(0.01)	HK$	(0.08)	US$	(0.01)

- diluted		HK$	(0.01)	HK$	(0.08)	US$	(0.01)

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December
		2004 HK$ millions	2005 HK$ millions	2005 US$ millions
		(Restated)
ASSETS
Current assets
Cash and cash equivalents	9	2,102	2,436	314
Restricted cash	9	10	1	—
Other current assets	9	4,211	10,706	1,382

Total current assets		6,323	13,143	1,696

Non-current assets
Fixed assets		20,228	24,591	3,173
Telecommunications licences		3,556	5,336	689
Goodwill		6,139	9,688	1,250
Other non-current assets		1,705	5,497	709
Deferred tax assets		844	918	118
Associated companies		1,846	2	—
Long-term deposits		79	416	54

Total non-current assets		34,397	46,448	5,993

Total assets		40,720	59,591	7,689

LIABILITIES
Current liabilities
Bank loans		12,281	7,677	991
Other loans		1,316	11	1
Notes and debentures		247	2	—
Other current liabilities	10	6,852	10,781	1,391

Total current liabilities		20,696	18,471	2,383

Non-current liabilities
Long-term loans		3,582	19,002	2,452
Deferred tax liabilities		148	963	124
Other long-term liabilities		1,428	1,333	172

Total non-current liabilities		5,158	21,298	2,748

Total liabilities		25,854	39,769	5,131

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,125	1,188	153
Reserves		12,705	14,982	1,934

		13,830	16,170	2,087
Minority interest		1,036	3,652	471

Total equity		14,866	19,822	2,558

Total equity and liabilities		40,720	59,591	7,689

Net current liabilities		14,373	5,328	687

Total assets less current liabilities		20,024	41,120	5,306

Notes

1.	NATURE OF OPERATIONS

The Company and its subsidiary companies (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

2.	BASIS OF PREPARATION

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “Revised HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by the financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with Revised HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. As disclosed in 2004 annual accounts, with effect from 1 January 2004, the Group had elected to early adopt HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. The effect of the adoption of the above Revised HKFRS had been disclosed in the 2004 annual accounts. In 2005, the Group adopted the new/revised standards of Revised HKFRS below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events After the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 Amendment	Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation - Special Purpose Entities

The adoption of new/revised HKASs 1, 2, 7, 10, 16, 23, 24, 27, 28, 31, 33 and HKAS-Int 12 did not result in substantial changes to the Group’s accounting policies. In summary:

•	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

•	HKASs 2, 7, 10, 16, 23, 27, 28, 31, 33 and HKAS-Int 12 had no material effect on the Group’s policies.

•	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. As part of the process for adoption of Revised HKFRS and under the latest interpretation of Revised HKFRS, the Group has changed its policy with respect to the recognition and measurement of these telecommunications spectrum licences.

Previously licence fees payments made prior to commercial launch of services were recorded at cost and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of service were recognised in the profit and loss account on a straight-line basis over the period of the relevant licence. Variable periodic payments were recognised in the profit and loss account as incurred. Under the latest interpretation of HKAS 38, the right to use telecommunication spectrum represents a right to provide a service rather than a right to use a specified asset, and is therefore scoped out of HKAS 17 and accounted for as an intangible asset. In order to measure the intangible asset, HKAS 32 is applied for recognition of the obligation to pay for the licence as a contractual obligation to deliver cash and hence should be considered a financial liability and be initially measured at its fair value. Fixed annual fees to be paid over the licence periods are discounted which, together with certain other direct costs incurred prior to the date the asset is ready for its intended use, are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

In February 2005, the HKICPA issued HKAS 19 Amendment “Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures” which is effective for accounting periods beginning on or after 1 January 2006. The HKAS 19 Amendment allows the option of recognising actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the statement of recognised income and expense. With effect from 1 January 2005, the Group has early adopted HKAS 19 Amendment so as to fully reflect the actuarial gains and losses in the Group’s balance sheet and reserves as of 1 January 2005. The adoption of HKAS 19 Amendment represents a change in accounting policy for pension plans and has been applied retrospectively from the first year of application of Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” in 1 January 2002. In prior years, cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date were recognised over the average remaining servicing lives of employees. In accordance with the transitional provisions of SSAP 34, transitional liabilities at 1 January 2002 were recognised as an expense on a straight-line basis over a period of less than five years from 1 January 2002.

The adoption of HKAS 21 has resulted in a change in the accounting policy relating to foreign currency translation. Goodwill and other fair value adjustment are translated at closing rate for acquisitions take place after 1 January 2005 and treated as part of the foreign operations’ assets and liabilities.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. The Group did not meet the restrictive documentation, designation and effectiveness assessments required under HKAS 39 for its cross currency and interest rate swap contracts to qualify for hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognised in the profit and loss account.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1 January 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 January 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of HKFRS 5 has resulted in a change in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. The adoption of HKFRS 5 does not impact the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•	HKAS 16 - the initial measurement of an item of fixed assets acquired in an exchange of assets transaction is accounted for at fair value prospectively;

•	HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

•	HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005;

•	HKFRS 5 - prospectively from 1 January 2005 in accordance with the standard’s provisions;

•	HKAS 21 - prospectively for translation of goodwill and other fair value adjustments arising from business combination subsequent to 1 January 2005 in accordance with the standard’s provisions.

The Company has re-assessed the correction of an amount of deferred tax assets relating to its subsidiaries in India under HKAS 8, which was previously recorded in the December 2004 financial statements and has concluded that a portion should be recorded in 2003 or earlier periods.

The effect of changes in the accounting policies on profit or loss, earnings/(loss) per share, the opening balance of shareholders’ funds and various balance sheet items is summarised below:

(i)	Effect on the profit or loss and earnings/(loss) per share for the year ended 31 December 2004

	HKAS 39 HK$ millions	HKFRS 2 HK$ millions		HKAS 17 & HKAS 32 HK$ millions		HKAS 8 HK$ millions		Total HK$ millions
Year ended 31 December 2004:
Increase in staff costs	—		6		—		—		6
Increase in depreciation and amortisation	—		—		91		—		91
Decrease in other operating expenses	—		—		(93)		—		(93)
Decrease in share of results of associated companies	—		15		—		—		15
Increase in interest and other finance costs	—		—		147		—		147
Decrease in deferred taxation charge	—		—		—		(90)		(90)

Increase/(decrease) in profit for the year	—		(21)		(145)		90		(76)

Attributable to:
Equity holders of the Company	—		(18)		(130)		46		(102)
Minority interest	—		(3)		(15)		44		26

	—		(21)		(145)		90		(76)

Earnings/(loss) per share - basic	—	HK$	(0.00)	HK$	(0.03)	HK$	0.01	HK$	(0.02)
Earnings/(loss) per share - diluted	—	HK$	(0.00)	HK$	(0.03)	HK$	0.01	HK$	(0.02)

(ii)	Effect on the profit or loss and earnings/(loss) per share for the year ended 31 December 2005

	HKAS 39 HK$ millions		HKFRS 2 HK$ millions		HKAS 17 & HKAS 32 HK$ millions		HKAS 8 HK$ millions	Total HK$ millions
Year ended 31 December 2005:
Increase in staff costs		—		109		—	—		109
Increase in depreciation and amortisation		—		—		67	—		67
Decrease in other operating expenses		—		—		(131)	—		(131)
Decrease in share of results of associated companies		—		6		—	—		6
Increase/(decrease) in interest and other finance costs		(9)		—		148	—		139
Increase in deferred taxation charge		2		—		—	—		2

Decrease/(increase) in loss for the year		7		(115)		(84)	—		(192)

Attributable to:
Equity holders of the Company		5		(90)		(69)	—		(154)
Minority interest		2		(25)		(15)	—		(38)

		7		(115)		(84)	—		(192)

Earnings/(loss) per share - basic	HK$	0.00	HK$	(0.02)	HK$	(0.01)	—	HK$	(0.03)
Earnings/(loss) per share - diluted	HK$	0.00	HK$	(0.02)	HK$	(0.01)	—	HK$	(0.03)

(iii)	Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2004

	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 & HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Net assets:
Increase in telecommunications licences	—	—	—	—	922	—	922
Increase in other current liabilities	(82)	—	—	—	(108)	—	(190)
Increase in other long-term liabilities	—	—	—	—	(1,221)	—	(1,221)

	(82)	—	—	—	(407)	—	(489)

Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 1 January 2004	(31)	—	—	—	(262)	(48)	(341)
Impact of changes in accounting policies on the year ended 31 December 2004
Profit attributable to shareholders	—	—	—	(18)	(130)	46	(102)
Exchange reserve	—	—	—	—	—	2	2
Other reserves and accumulated losses	(34)	—	—	18	—	—	(16)

Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	—	—	—	(392)	—	(457)
Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2004	(17)	—	—	—	(15)	—	(32)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2004	(82)	—	—	—	(407)	—	(489)

(iv)	Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2005

	HKAS 19 Amendment HK$ millions	HKAS21 HK$ millions	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 & HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Net assets:
Increase in other current assets	—	—	9	—	—	—	9
Increase in telecommunications licences	—	—	—	—	823	—	823
Decrease in goodwill	—	(154)	—	—	—	—	(154)
Decrease in bank loans	—	—	72	—	—	—	72
Increase in other current liabilities	(35)	—	(116)	—	(117)	—	(268)
Decrease in long-term loans	—	—	26	—	—	—	26
Increase in other long-term liabilities	—	—	—	—	(1,179)	—	(1,179)

	(35)	(154)	(9)	—	(473)	—	(671)

Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	—	—	—	(392)	—	(457)
Changes in accounting policy in respect of financial instruments	—	—	20	—	—	—	20

Cumulative impact of changes in accounting policies as at 1 January 2005	(65)	—	20	—	(392)	—	(437)
Profit attributable to shareholders	—	—	5	(90)	(69)	—	(154)
Exchange reserve	—	(154)	—	—	18	—	(136)
Other reserves and accumulated losses	42	—	—	90	—	—	132

Cumulative impact of changes in accounting policies as at 31 December 2005	(23)	(154)	25	—	(443)	—	(595)
Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2005	(12)	—	(34)	—	(30)	—	(76)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2005	(35)	(154)	(9)	—	(473)	—	(671)

No early adoption of the following new standards and interpretations that have been issued but not effective for the year ended 31 December 2005:

HKFRS 6	Exploration for and Evaluation of Mineral Resources

HKFRS 7	Financial Instruments: Disclosures

HKFRS-Int 4	Determining whether an arrangement contains a lease

HKFRS-Int 5	Right to interests arising from decommissioning, restoration and environment rehabilitation

HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

The adoption of these new HKFRS is not expected to result in substantial changes to the Group’s accounting policies.

At 31 December 2005, the Group had net current liabilities of HK$5,328 million. Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

3.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	2004 HK$ millions	2005 HK$ millions
Mobile telecommunications services	11,743	20,986
Mobile telecommunications products	401	651
Fixed-line telecommunications services	1,870	2,204
Other non-telecommunications businesses	831	515

	14,845	24,356

4.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit.

The segment information on turnover, operating profit, depreciation and amortisation and capital expenditures from continuing operations are as follows:

	Turnover		Operating profit*
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	3,714	3,837	(524)	(420)
Fixed-line telecommunications	1,870	2,204	194	78
India	7,093	9,996	1,344	2,440
Israel	—	6,612	—	832
Thailand	1,219	1,045	(1,079)	(544)
Others (Note a)	949	662	(79)	(303)

	14,845	24,356	(144)	2,083

	Depreciation and amortisation		Capital expenditures
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	886	1,189	557	415
Fixed-line telecommunications	476	618	704	425
India	857	797	2,463	2,744
Israel	—	1,149	—	531
Thailand	846	529	876	282
Others (Note a)	52	85	58	321

	3,117	4,367	4,658	4,718

Other segment items included in the profit and loss account are as follows:

	2004 HK$ millions	2005 HK$ millions
Impairment loss on fixed assets
Hong Kong and Macau - Mobile telecommunications	142	—

Write-off of customer acquisition and retention costs
Hong Kong and Macau - Mobile telecommunications	67	26
Thailand	83	73

	150	99

Provision for doubtful debts
Hong Kong and Macau
Mobile telecommunications	(2)	3
Fixed-line telecommunications	61	31
India	67	242
Israel	—	2
Thailand	22	3
Others (Note a)	5	—

	153	281

*	Operating profit of the Company and subsidiary companies and before disposal of investments and others.

Note a:	“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate.

5.	PROFIT ON DISPOSAL OF INVESTMENTS AND OTHERS

	Note		2004 HK$ millions	2005 HK$ millions
Net profit on partial disposal of subsidiary companies	(a	)	1,300	44
Negative goodwill on additional equity interests in a subsidiary company acquired	(b	)	—	27

			1,300	71

(a)	During the year ended 31 December 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$1,300 million.

On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“HEL”, a subsidiary company of the Company)) exercised a call option to acquire approximately 4% of the issued share capital of HEL at a price to equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both are subsidiary companies of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary company of approximately HK$49 million.

During the year ended 31 December 2005, the Group’s shareholding in Partner since the deemed acquisition date resulting from Partner’s share buyback was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary company of approximately HK$5 million.

(b)	In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of HEL. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of HEL comprising approximately 3.16% of the issued share capital of HEL previously owned by Max Telecom Ventures Limited, a shareholder of HEL. In this connection, the fair value of the 0.57% equity interest in HEL, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in HEL, amounted to approximately HK$27 million is recognised directly in the consolidated profit and loss account for the year ended 31 December 2005.

6.	TAXATION

	Year ended 31 December 2004			Year ended 31 December 2005
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions

Hong Kong	4	102	106	31	6	37
Outside Hong Kong	101	(22)	79	198	199	397

	105	80	185	229	205	434

Hong Kong profits tax has been provided for at the rate of 17.5% (2004-17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses.

7.	DIVIDENDS

The Company did not declare any dividends for the years ended 31 December 2004 and 2005.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2005, the Group had consolidated accumulated losses of HK$7,114 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$9 billion credit facility with a group of international banks, the Company is restricted in its ability to pay dividends. As at 31 December 2005, HK$4,858 million was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

8.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share from continuing operation is based on net loss attributable to equity holders of the Company of approximately HK$416 million (2004 - net profit attributable to equity holders of the Company of HK$24 million) and on 4.6 billion weighted average number of shares in issue for the year ended 31 December 2005 (2004 - 4.5 billion ordinary shares in issue as if such shares had been outstanding for the year ended 31 December 2004).

The calculation of basic loss per share from discontinued operation is based on net loss attributable to equity holders of the Company of approximately HK$352 million (2004 - net loss attributable to equity holders of the Company of HK$54 million) and on 4.6 billion weighted average number of shares in issue for the year ended 31 December 2005 (2004 - 4.5 billion ordinary shares in issue as if such shares had been outstanding for the year ended 31 December 2004).

There were no potential ordinary shares as at 31 December 2004. The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005.

9.	CURRENT ASSETS

	Note		2004 HK$ millions	2005 HK$ millions
Stocks			485	688
Trade receivables, net of provision for impairment	(a	)	1,719	3,265
Other receivables and prepayments			1,922	6,658
Receivables from related companies			85	86
Derivative financial assets			—	9

Other current assets			4,211	10,706
Cash and cash equivalents			2,102	2,436
Restricted cash			10	1

			6,323	13,143

(a)	Trade receivables, net of provision for impairment

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	2004 HK$ millions	2005 HK$ millions
The ageing analysis of the trade receivables, net of provision for impairment is as follows:
Current	1,092	2,442
31-60 days	251	347
61-90 days	115	161
Over 90 days	261	315

	1,719	3,265

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognised a loss of HK$281 million (2004 - HK$153 million) for the impairment of its trade receivables during the year ended 31 December 2005. The loss has been included in other operating expenses in the consolidated profit and loss account.

10.	OTHER CURRENT LIABILITIES

	Note		2004 HK$ millions	2005 HK$ millions
Trade payables	(a	)	1,192	2,206
Accrued expenses and other payables			3,945	5,320
Deferred revenue			382	564
Receipts in advance			781	1,181
Capital expenditure accruals			258	950
Derivative financial liabilities			—	116
Payables to related companies			68	153
Current portion of licence fees liabilities			137	161
Taxation			89	130

			6,852	10,781

	2004 HK$ millions	2005 HK$ millions
(a) Trade payables
The ageing analysis of the trade payables is as follows:
Current	487	586
31 - 60 days	106	560
61 - 90 days	125	660
Over 90 days	474	400

	1,192	2,206

CAPITAL RESOURCES AND LIQUIDITY

The Group’s total shareholders’ funds increased to HK$16,170 million at 31 December 2005 compared to HK$13,830 million as at 31 December 2004.

Net debt of the Group was HK$24,256 million compared to HK$15,328 million as at 31 December 2004. This reflects the first time inclusion of Partner, which consolidated net debt of HK$4,534 million and the continued investment in the Group. The ratio of our total debt to total assets was approximately 44.8%.

The Group’s gross borrowings at 31 December 2005 were HK$26,692 million compared to HK$17,426 million as at 31 December 2004. Of the total gross borrowings, HK$4,128 million (2004 - HK$4,110 million) relates to the borrowings of the mobile operations in Hong Kong, HK$4,541 million to the Israel operations, HK$5,853 million (2004 - HK$5,045 million) to the India operations and HK$7,186 million (2004 - HK$7,083 million) to the Thai operations. The Group’s borrowings at 31 December 2005 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	NIS	Others	Total
Within 1 year	0.3%	4.4%	16.4%	4.8%	2.6%	0.2%	0.1%	28.8%
In year 2	—	—	3.9%	1.2%	0.2%	1.4%	—	6.7%
In year 3	23.1%	15.2%	—	—	10.6%	1.4%	—	50.3%
In year 4	—	—	—	—	0.2%	4.3%	—	4.5%
In year 5	—	—	—	—	0.1%	4.3%	—	4.4%
Beyond 5 years	—	—	—	—	—	5.3%	—	5.3%

	23.4%	19.6%	20.3%	6.0%	13.7%	16.9%	0.1%	100.0%

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned. The Group has entered into currency swap arrangement with banks to swap the Japanese Yen borrowings into Thai Baht borrowings to match currency exposure of the underlying businesses.

As at 31 December 2005, approximately 95.0% of the Group’s borrowings bear interest at floating rates and the remaining 5.0% are at fixed rates. When considered appropriate, the Group utilises derivatives such as interest rate swaps to manage the Group’s interest rate exposures. The Group has entered into interest rate swap agreements with a major financial institution to swap floating rate borrowings of approximately HK$623 million principal amount into fixed rate borrowings. After taking into consideration these interest rate swaps, approximately 92.7% of the Group’s borrowings bear interest at floating rates and the remaining 7.3% are at fixed rates.

As at 31 December 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$11,520 million and HK$6,756 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans, notes and debentures of the Group is secured to the extent of HK$868 million (2004 - HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$16,748 million (2004 - HK$1 million).

As at 31 December 2005, we had cash and cash equivalents of HK$2,436 million compared to HK$2,102 million as at 31 December 2004, of which 23.2% were denominated in HK dollars, 36.1% in Indian Rupees, 0.3% in New Israeli Shekels, 1.6% in Thai Baht, 34.1% in US dollars and 4.7% in other currencies.

The Group’s capital expenditures for the year ended 31 December 2005 totalled HK$4,718 million compared to HK$4,658 million for the same period in 2004, of which HK$2,744 million (2004 - HK$2,463 million) related to the India operations, HK$531 million related to Israel operations, HK$415 million (2004 - HK$557 million) related to Hong Kong and Macau mobile, HK$425 million (2004 - HK$704 million) related to Hong Kong fixed and HK$282 million (2004 - HK$876 million) related to Thailand, as at 31 December 2005 and 2004, respectively. The capital expenditures were primarily funded from cash generated from operations and loans from commercial banks.

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

At 31 December 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$887 million (At 31 December 2004 - HK$564 million).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company meets the code provisions set out in the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005, except that previously the Chairman of the Board of Directors and/or Managing Director of the Company were not, whilst holding such office, subject to retirement by rotation. Amendment of such provision was approved by the Annual General Meeting of the Company held on 5 May 2005. Consequently, the Company has been fully compliant with all code provisions of the Code.

GENERAL INFORMATION

The consolidated financial statements of the Company and its subsidiary companies for the year ended 31 December 2005 have been reviewed by the audit committee of the Company and audited by the Company’s auditors, PricewaterhouseCoopers. The auditors’ report will be included in the Annual Report to Shareholders.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 16 May 2006. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

NON-GAAP MEASURES

While non GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	(Alternate to Mr. Fok Kin-ning, Canning)
(Alternate to Mr. Dennis Pok Man Lui)	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff	Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Tim Pennington)	(Alternate to Mr. Frank John Sixt)
Mr. Naguib SAWIRIS
Independent Non-executive Directors:	Mr. Aldo MAREUSE
Mr. KWAN Kai Cheong	Mr. Martin MICHLMAYR
Mr. John W. STANTON	(Alternate to Mr. Naguib Sawiris)
Mr. Kevin WESTLEY	Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

Exhibit 1.2

9 March 2006

HUTCHISON TELECOM TURNOVER INCREASES 64.1% IN 2005

GLOBAL MOBILE CUSTOMER BASE NOW EXCEEDS 20 MILLION

Key Highlights

•	Mobile customer base continues to grow rapidly and now exceeds 20 million

•	3G customer base in Hong Kong now surpasses 500,000

•	Rapid growth in India drives 39% increase in Group’s mobile customer base

•	Turnover increases 64.1% to HK$24.4 billion

•	Profit from operating activities over HK$2.0 billion

•	Profit before tax increases 32.8% to HK$636 million

Financial Highlights:

	2005 HK$’million		2004 HK$’million
			(Restated)
Turnover		24,356		14,845

Operating profit/(loss) before disposal of investments and others		2,083		(144)

Profit before tax		636		479

(Loss) / profit for the year		(150)		240

Loss attributable to equity holders of the Company:		(768)		(30)

(Loss) / earnings per share attributable to the equity holders of the Company from:
- Continuing operations	HK$	(0.09)	HK$	0.01
- Discontinued operations	HK$	(0.08)	HK$	(0.01)

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Company” or “the Group”; SEHK: 2332; NYSE: HTX) today announced its financial results for the full year ended 31 December 2005, which have been reported under the revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards. The Company also reported its fourth quarter key performance indicators.

The Group reported a 64.1% increase in turnover in 2005 to HK$24.4 billion with most operations reporting turnover growth despite facing increased competition. The upsurge in turnover was driven by growth in the Group’s mobile customer base, which increased 39% to 16.9 million at the end of 2005 with particularly strong growth in India. The number of mobile customers in India continues to grow rapidly into the first quarter of 2006 and the Group’s global mobile customer base now exceeds 20 million.

In 2005 the Group for the first time consolidated its Israeli business, Partner Communications Company Limited (“Partner”), adding HK$6.6 billion of turnover. Excluding this one off event the underlying turnover growth was 19.5%.

Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”) increased to HK$6.5 billion compared with HK$3 billion in the previous year following a strong performance in India, a welcome recovery in the mobile operations in Hong Kong and a reduced loss in Thailand.

The Group saw a strong improvement in operating profits of the underlying businesses (operating profit before disposal of investments and others) which moved from a loss of HK$144 million in 2004 to a profit of HK$2,083 million in 2005. After accounting for the profits on disposal of investments and others as well as share of results of associated companies, the Group’s operating profit increased to HK$2,240 million compared with operating profit of HK$1,494 million in 2004, which had included a one-off gain of HK$1,300 million.

Profit before tax increased 32.8% to HK$636 million, a strong improvement on 2004 reflecting the generally improved performance across all the businesses. After tax and losses from discontinued operations, which principally relate to the sale of the Paraguay operations, the loss for the year was HK$150 million.

The increases in depreciation and amortisation, net interest and tax reflect the first time consolidation of Partner, which was equity accounted for in 2004, as well as the increased scale of the Group’s business.

The Group recorded a loss to equity holders of the Company of HK$768 million represented by loss from discontinued operations of HK$352 million and loss from continuing operations of HK$416 million or 9 Hong Kong cents per share.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are delighted to report such strong performance. In 2005, we delivered over HK$2 billion in profits on continuing operating activities, against a small loss in the previous year.”

“2005 was an important year for Hutchison Telecom in other ways,” Mr Lui said. “We strengthened our position in the high growth markets of India, Indonesia and Vietnam through acquisitions and investment. We plan to invest substantially in 2006 to further strengthen our position as one of the leading operators in emerging growth markets,” Lui said.

The Company did not declare any dividends for the year ended 31 December 2005.

Operations Review

India

•	Customer base increased 59.4% to 11.4 million

•	Turnover increased 40.9% to HK$10.0 billion

•	EBITDA increased 47.1% to HK$3,237 million

Hutchison Essar is one of the leading operators in India and in 2005 it made progress both organically and through acquisition to position its business to become one of the major telecommunications companies in the country.

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The customer base grew by 4.3 million new customers in 2005, an increase of 59.4% in the full year and 17.6% in the fourth quarter. This growth has largely been in the prepaid segment, driven by accelerated investment in coverage together with the introduction of new tariff plans and realignment of existing plans.

Turnover increased 40.9% to HK$10.0 billion which mirrored the strong growth in the customer base. EBITDA increased 47.1% to HK$3,237 million with improved margins in Andhra Pradesh, Chennai, Haryana and Rajasthan.

The Group intends to invest between HK$9 billion and HK$10 billion in India in 2006 to double the size of the network in anticipation of continued growth it expects to see in 2006.

In 2005, Hutchison Essar entered into agreements to acquire the operations of BPL Mobile Celluar Limited, BPL Mobile Communications Limited and Essar Spacetel Limited. Part of these transactions was completed in January 2006 expanding its coverage from 13 to 16 circles, which now includes all the “metros” and A circles. When completed, these acquisitions will lead to a nationwide footprint.

Indonesia and Vietnam

In 2005, the Group made a strategic investment to enter the Indonesian mobile market, which it views as a key market for growth in Asia. The Group commenced nationwide network rollout in 2005 and expects to launch commercial services in the second half of 2006. With the introduction of innovative and cost-effective services, the Group is confident that Indonesia will be one of its principal growth businesses in the years to come.

In Vietnam the Group is building a nationwide mobile telecommunications network. Vietnam offers a unique opportunity to bring Hutchison Telecom’s brand of mobile services to a market with significant growth potential. With its supplier, Nortel, the Group is currently building a nationwide CDMA network and expects to launch commercial service sometime in the second half of 2006.

Indonesia and Vietnam will provide the Group with the opportunity to deliver strong growth in future operations and it expects to invest HK$2 billion to HK$3 billion in these markets over the next twelve months.

Hong Kong

•	Combined fixed and mobile turnover of HK$6.0 billion

•	Combined EBITDA of HK$1,465 million

The Group made great strides during the year to streamline and integrate its fixed-line and mobile business in Hong Kong. Financial performance improved amid the increasingly aggressive environment in both the fixed-line and mobile markets. The benefits of these measures were reflected in an improvement in the financial performance and organisational efficiency of the businesses.

Hong Kong and Macau Mobile

•	Customer base at the end of 2005 was 1.97 million

•	3G customer base has now surpassed 500,000

•	Turnover increased 3.3% to HK$3,837 million

•	EBITDA more than doubled to HK$769 million

Hutchison Telecom Hong Kong is the leading 3G operator and one of the largest mobile operators in Hong Kong. In 2005, it continued its push to bring 3G services to Hong Kong and now has a 3G customer base in excess of 500,000. 3G customers continue to deliver a premium revenue stream, helping to grow our revenues in the face of market penetration level in excess of 100%.

Despite intense competition, combined turnover for the Hong Kong and Macau mobile operations increased 3.3% to HK$3.8 billion, driven by the growing 3G customer base and higher average revenue per user associated with 3G services. EBITDA was HK$769 million, a welcome recovery from HK$362 million in 2004 as the benefits of cost initiatives started to show and due to the absence of one-off charges. The EBITDA margin improved to 20.0% in 2005 from 9.7% in 2004.

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Hong Kong Fixed

•	Turnover increased 17.9% to HK$2.2 billion

•	EBITDA increase 3.9% to HK$696 million

Turnover for the fixed-line telecommunications business totalled HK$2.2 billion, an increase of 17.9% over 2004, with strong growth in international direct dialling, residential broadband and the international and local data business. EBITDA increased to HK$696 million compared with HK$670 million in 2004 as the cost control initiatives started to achieve savings.

Israel

•	Total customer base reached 2.5 million in end February 2006 with over 118,000 3G customers

•	Turnover contribution for the nine months to 31 December 2005 was HK$6.6 billion

The 3G network launched towards the end of 2004 had over 118,000 customers at the end of February 2006. The 3G network roll out has also continued and has now achieved near full population coverage.

Partner results were consolidated as a subsidiary for the first time for the period from April to December 2005, following a buy back of shares by Partner. The turnover contribution from Partner for the 9 months was HK$6.6 billion with EBITDA of HK$1,981 million. In addition, the Group reported HK$88 million profit under the equity accounting method for the three months ended 31 March 2005.

Thailand

•	Customer base increased 19% to 732,000

•	Turnover of HK$1 billion

By taking decisive action to control costs, the operations in Thailand moved closer to EBITDA breakeven, becoming EBITDA positive on a monthly basis by the end of the year. Despite an extremely difficult operating environment, the Group was able to overcome the challenges and is confident that the business is now on a strong base.

Turnover was HK$1.0 billion, whilst LBITDA improved from HK$233 million in 2004 to HK$15 million in 2005. The Group launched a number of initiatives in 2005, including restructuring the organisation and entering into a managed services agreement for both the network maintenance and IT operations, which resulted in a positive EBITDA in the last quarter of the year and is expected to have a positive impact in 2006.

Outlook

The coming year is expected to be a year of substantial investment for the Group. We anticipate investing in the order of HK$13.5 billion to HK$14.5 billion in capital expenditure to expand our operations. Much of the investment will be in India where we have earmarked between HK$9 billion and HK$10 billion to double the size of the network. This will be used not only to expand the existing operations but will also be invested in the operations acquired through BPL. We plan to invest in operations upon completion of the licence applications in the remaining areas where we presently do not operate and we will add more backbone capacity.

We plan to invest in aggregate HK$2.0 billion to HK$3.0 billion in Indonesia and Vietnam during 2006. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the remainder of our businesses.

Our depreciation and amortisation charge will be higher in 2006 reflecting this higher level of investments.

We remain confident of double-digit mobile customer growth that will again lead to double-digit turnover growth. We expect this to support an improvement in the Group’s consolidated EBITDA and EBITDA margins although it will be offset partially by the planned commencement of operations in Indonesia and Vietnam in 2006, as start up costs make an impact on the Group. Overall we consider that the Group is well positioned in 2006 to take advantage of the opportunities in its respective markets.

- End -

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For further information, please contact:

Mickey Shiu

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates or is rolling out mobile telecommunications services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

Disclaimer:

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the year ended 31 December
	2004		2005		2005
	HK$ millions		HK$ millions		US$ millions
	(Restated)
Continuing operations:
Turnover		14,845		24,356		3,143
Cost of inventories sold		(1,373)		(2,331)		(301)
Staff costs		(1,586)		(2,319)		(299)
Depreciation and amortisation		(3,117)		(4,367)		(563)
Other operating expenses		(8,913)		(13,256)		(1,710)

Operating (loss) / profit before disposal of investments and others		(144)		2,083		270
Share of results of associated companies		338		86		11
Profit on disposal of investments and others		1,300		71		9

Operating profit		1,494		2,240		290
Interest and other finance costs, net		(1,015)		(1,604)		(207)

Profit before taxation		479		636		83
Current taxation charge		(105)		(229)		(30)
Deferred taxation charge		(80)		(205)		(26)

Profit for the year from continuing operations		294		202		27

Discontinued operations:
Loss from discontinued operations		(54)		(352)		(45)

Profit / (loss) for the year		240		(150)		(18)

Attributable to:
Equity holders of the Company:
- continuing operations		24		(416)		(54)
- discontinued operations		(54)		(352)		(45)

		(30)		(768)		(99)
Minority interest – continuing operations		270		618		81

		240		(150)		(18)

Dividends		—		—		—

Earnings / (loss) per share from continuing operations attributable to the equity holders of the Company during the year:
- basic	HK$	0.01	HK$	(0.09)	US$	(0.01)

- diluted	HK$	0.01	HK$	(0.09)	US$	(0.01)

Loss per share from discontinued operations attributable to the equity holders of the Company during the year:
- basic	HK$	(0.01)	HK$	(0.08)	US$	(0.01)

- diluted	HK$	(0.01)	HK$	(0.08)	US$	(0.01)

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HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

	As at 31 December
	2004	2005	2005
	HK$ millions	HK$ millions	US$ millions
	(Restated)
ASSETS
Current assets
Cash and cash equivalents	2,102	2,436	314
Restricted cash	10	1	—
Other current assets	4,211	10,706	1,382

Total current assets	6,323	13,143	1,696

Non-current assets
Fixed assets	20,228	24,591	3,173
Telecommunications licences	3,556	5,336	689
Goodwill	6,139	9,688	1,250
Other non-current assets	1,705	5,497	709
Deferred tax assets	844	918	118
Associated companies	1,846	2	—
Long-term deposits	79	416	54

Total non-current assets	34,397	46,448	5,993

Total assets	40,720	59,591	7,689

LIABILITIES

Current liabilities

Bank loans	12,281	7,677	991
Other loans	1,316	11	1
Notes and debentures	247	2	—
Other current liabilities	6,852	10,781	1,391

Total current liabilities	20,696	18,471	2,383

Non-current liabilities

Long-term loans	3,582	19,002	2,452
Deferred tax liabilities	148	963	124
Other long-term liabilities	1,428	1,333	172

Total non-current liabilities	5,158	21,298	2,748

Total liabilities	25,854	39,769	5,131

EQUITY

Capital and reserves attributable to equity holders of the Company
Share capital	1,125	1,188	153
Reserves	12,705	14,982	1,934

	13,830	16,170	2,087
Minority interest	1,036	3,652	471

Total equity	14,866	19,822	2,558

Total equity and liabilities	40,720	59,591	7,689

Net current liabilities	14,373	5,328	687

Total assets less current liabilities	20,024	41,120	5,306

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Quarterly KPI Results

1. Customer base

Customer Base Country	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592	1,862	1,270	592
India	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024
Israel	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700
Thailand	732	345	387	719	340	379	676	329	348	662	344	318	615	362	253
Others	296			236			332			293			244

GROUP MOBILE TOTAL	16,941			15,064			13,748			13,008			12,220

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. (4) All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter
(6)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(7)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

2. ARPU (per user per month)

ARPU Country		Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	153	204	34	154	207	33	154	209	31	145	199	31	156	210	40
India	INR	511	1,155	310	518	1,106	305	554	1,150	316	568	1,178	313	589	1,247	318
Israel	NIS	148			162			157			157			167
Thailand	THB	627	969	321	623	941	331	690	1,011	293	745	1,155	260	876	1,187	313
Others	USD	6.25			6.76			9.17			9.36			10.68

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

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3. Minutes of Use

MOU Country	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	455	632	50	454	628	51	423	593	46	394	558	45	407	573	50
India	385	728	278	369	687	254	351	654	230	342	629	222	337	625	219
Israel	287			306			296			289			288
Thailand	418	586	267	396	529	273	341	468	212	381	513	223	422	524	238
Others	138			145			140			157			179

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

4. Churn (% per month)

Churn Country	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.4%	7.3%
India	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%	8.1%	5.8%	9.1%
Israel	1.0%			1.1%			1.2%			1.3%			1.0%
Thailand	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%	7.3%	6.7%	8.5%
Others	3.9%			3.4%			3.1%			2.4%			5.2%

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(4)	n.m. indicates not meaningful.

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Exhibit 1.3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the fourth quarter of 2005.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE 3 MONTHS ENDED 31 DECEMBER 2005

The Group’s mobile customer base was approximately 16,941,000 as at 31 December 2005. The key performance indicators for the fourth quarter of 2005 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592	1,862	1,270	592
India	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024
Israel	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700
Thailand	732	345	387	719	340	379	676	329	348	662	344	318	615	362	253
Others	296	X	X	236	X	X	332	X	X	293	X	X	244	X	X

GROUP MOBILE TOTAL	16,941			15,064			13,748			13,008			12,220

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(7)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

ARPU1

	Currency	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
Country		Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	153	204	34	154	207	33	154	209	31	145	199	31	156	210	40
India	INR	511	1,155	310	518	1,106	305	554	1,150	316	568	1,178	313	589	1,247	318
Israel	NIS	148	X	X	162	X	X	157	X	X	157	X	X	167	X	X
Thailand	THB	627	969	321	623	941	331	690	1,011	293	745	1,155	260	876	1,187	313
Others	USD	6.25	X	X	6.76	X	X	9.17	X	X	9.36	X	X	10.68	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

MOU1

	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	455	632	50	454	628	51	423	593	46	394	558	45	407	573	50
India	385	728	278	369	687	254	351	654	230	342	629	222	337	625	219
Israel	287	X	X	306	X	X	296	X	X	289	X	X	288	X	X
Thailand	418	586	267	396	529	273	341	468	212	381	513	223	422	524	238
Others	138	X	X	145	X	X	140	X	X	157	X	X	179	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

Churn1

	Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.4%	7.3%
India	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%	8.1%	5.8%	9.1%
Israel	1.0%	X	X	1.1%	X	X	1.2%	X	X	1.3%	X	X	1.0%	X	X
Thailand	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%	7.3%	6.7%	8.5%
Others	3.9%	X	X	3.4%	X	X	3.1%	X	X	2.4%	X	X	5.2%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

DEFINITIONS

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	(Alternate to Mr. Fok Kin-ning, Canning)
(Alternate to Mr. Dennis Pok Man Lui)	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff	Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Tim Pennington)	(Alternate to Mr. Frank John Sixt)
Mr. Naguib SAWIRIS
Independent Non-executive Directors:	Mr. Aldo MAREUSE
Mr. KWAN Kai Cheong	Mr. Martin MICHLMAYR
Mr. John W. STANTON	(Alternate to Mr. Naguib Sawiris)
Mr. Kevin WESTLEY	Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 9 March 2006

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